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Exhibit 99.2

                           UNIFAB INTERNATIONAL, INC.
                              FIRST QUARTER RESULTS

New Iberia, LA - (Business Wire) - May 20, 2002-- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net loss of $2.1 million ($0.26 per share, basic and diluted) on revenue of $9.9 million for the three months ended March 31, 2002, compared to net loss of $1.6 ($0.20 per share, basic and diluted) on revenue of $21.7 million for the three months ended March 31, 2001. Depreciation and amortization for the quarter was $654,000 compared to $848,000 in the March quarter last year. The Company reported backlog of approximately $10.0 million at March 31, 2002.

"We have had limited success replacing projects in backlog as we complete them and as a result our revenue volume, operating results and backlog level have decreased significantly from last year," said Peter J. Roman, Interim President and Chief Executive Officer. "We are continuing to seek relationships that will result in capital to support the Company as a going concern, including partnering, financing or selling outright any idle or excess yards or equipment. At the same time and as quickly as we can, we are examining businesses and product lines that are not part of our core capabilities as candidates for disposal. We are evaluating all types of cost reduction, including moth-balling idle facilities and eliminating any excess overhead through consolidation. We do not expect to significantly revise this strategy until the market returns for our fabrication capabilities."

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services.

Statements made in this news release regarding UNIFAB's expectations as to future operations of the Company and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.


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